Exhibit 1
                                                                       ---------


FOR IMMEDIATE RELEASE                                               1 March 2007


                              WPP GROUP PLC ("WPP")

                 Ogilvy & Mather acquires 40 % of etcO in Brazil


WPP announces that its wholly-owned operating company Ogilvy & Mather Worldwide, the leading advertising and marketing communications network, has acquired 40% of the share capital of Etco - Empresa Tecnica de Communicacao S/C Ltda ("etcO"), a specialist in retail advertising.

Founded in 1987 and based in Ribeirao Preto, Brazil etcO employs 40 people. etcO had unaudited revenues of US$7.5 million for the year ended 31 December 2006, with gross assets at the date of acquisition of US$7.5 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.


Contact:
Feona McEwan, WPP                                       T: + 44-(0)20 7408 2204
www.wpp.com
-----------